UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2013

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

for the transition period from     to

Commission file number 1-16625

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan

c/o Bunge North America, Inc.

11720 Borman Drive

St. Louis, Missouri 63146

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited

50 Main Street

White Plains, NY 10606

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	16

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

Report of Independent Registered Public Accounting Firm

To Participants, Administrator, and Investment Committee of the

Bunge Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bunge Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Brown Smith Wallace LLC

St. Louis, Missouri

June 26, 2014

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012

INVESTMENTS, at fair value:
Interest bearing cash	$2,794,186	$2,397,696
Mutual funds	200,091,598	166,621,336
Interest in Bunge Limited common shares	13,149,848	12,910,861
Common stock	2,112,120	1,689,515

Total Plan interest in Bunge Defined Contribution Plans - Master Trust	218,147,752	183,619,408

RECEIVABLES:
Notes receivable from participants	3,601,123	3,335,978
Participant contributions	20,092	366,928
Employer contributions	231,946	430,862

Total receivables	3,853,161	4,133,768

NET ASSETS AVAILABLE FOR BENEFITS	$222,000,913	$187,753,176

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012

ADDITIONS:
Participants’ contributions	$12,045,579	$11,245,515
Rollover contributions	1,278,761	4,005,039
Employer contributions	5,629,126	5,442,251
Interest income on notes receivable from participants	132,921	110,888
Plan interest in Bunge Defined Contribution Plans Master Trust:
Investment income — dividends	9,147,907	3,941,404
Investment income — interest	17,511	29,738
Net appreciation in value of investments	28,309,403	17,051,268

Net appreciation of Plan interest in Bunge Defined Contribution Plans Master Trust	37,474,821	21,022,410

Plan transfers	23,950	15,222

Total	56,585,158	41,841,325

DEDUCTIONS:
Benefits paid to participants	22,282,968	13,933,213
Administrative expenses	54,453	86,056

Total	22,337,421	14,019,269

INCREASE IN NET ASSETS	34,247,737	27,822,056

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	187,753,176	159,931,120

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$222,000,913	$187,753,176

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.                    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Retirement Savings Plan (the “Plan”) was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income (Loss) Recognition — The Plan’s investment in the Bunge Defined Contribution Plans Master Trust (the “Trust”) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Trust. The Trust’s investments include mutual funds, Bunge Limited common shares and other common stock holdings which stated at estimated fair value based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings and (losses) on investments are allocated to participants based on account balances on a daily basis.  See Note 10 for discussion of fair value measurements.

Administrative Expenses —Administrative expenses of the Plan are paid by the participants as provided in the plan document.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, accompanying notes and financial statements, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in the Trust which holds various securities, including mutual funds, Bunge Limited common shares, and other common stock holdings. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

2.                    PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Investment Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed Fidelity Management Trust Company (“Fidelity”) to serve as record keeper, administrator, and trustee of both the Plan and the Trust. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the plan document for a more complete description of the applicable provisions of the Plan. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc.; Bunge Oils, Inc.; Bunge North America (East), L.L.C.; Bunge North America (OPD West), Inc.; Bunge Management Services Inc.; Bunge Global Markets, Inc.; Bunge North America, Inc. or their subsidiaries or EGT, LLC; Bunge-SCF Grain, LLC (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

3.                    CONTRIBUTIONS AND WITHDRAWALS

Participants may contribute up to 50% of their regular base salary during the plan year on a before-tax basis. As determined by the IRC’s qualified retirement plan limits, the total amount which a participant could elect to contribute to the Plan on a before-tax basis in 2013 and 2012 could not exceed $17,500 and $17,000, respectively. However, in 2013 and 2012, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,500 in “catch up” contributions to the Plan on a before-tax basis.

The contribution amounts and allocation between before-tax and post-tax basis of participant accounts are subject to IRC discrimination tests and limitations. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Monthly matching contributions are made in cash by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant before-tax contributions. All matching contributions vest immediately.

Plan participants may select from a number of investment alternatives for their contributions. Investment choices include various mutual funds, common stock and the Bunge Common Stock Fund (subject to certain limits) (“the Bunge Fund”). The Bunge Fund pools participant’s money with that of other employees to buy Bunge Limited common shares as well as short-term investments designed to allow participants to buy or sell without the usual trade settlement period for individual stock transactions. The value of the participant investment in the Bunge Fund will vary depending on the performance of Bunge Limited, the overall stock market, and the performance and amount of short-term investments held by the Bunge Fund, less any expenses accrued against the Bunge Fund.  All dividends and interest earned in the Bunge Fund are reinvested in the Bunge Fund.  Participant’s ownership in the Bunge Fund is measured in units of the Bunge Fund instead of Bunge Limited common shares.

Employer Group matching contributions are allocated to participants based upon the current contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre-January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn. Participants may not withdraw before-tax contributions except as provided for hardship withdrawals or age 59½ withdrawals permitted by the Plan. Following normal retirement or termination of employment, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan prior to April 1 following the calendar year in which the participant attains age 70½. Participants with account balances less than or equal to $5,000 upon retirement or termination must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan on the date the participant terminates employment. Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan. A participant may withdraw all or any portion of their after-tax contribution account or rollover contribution account, including earnings, at any time.

4.                    NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term and participants can have no more than one loan outstanding at any given time. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. As of December 31, 2013, participant loans bear interest rates from 3.75% to 8.66% and mature through June 2043.

5.                    PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.                    FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter from the Internal Revenue Service on April 16, 2014, stating that the Plan and related trust was designed, and in compliance with the applicable sections of the IRC. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the state and federal taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

7.                    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Trust’s investments are in shares of funds offered by the trustee. Therefore, these transactions qualify as exempt party-in-interest transactions under ERISA. Such investments as of December 31, 2013, are disclosed in the supplemental schedule of assets (held at end of year.) Fees paid by the Plan for the investment management services were $54,453 and $86,056 for the years ended December 31, 2013 and 2012, respectively.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

The Plan allows for participants to invest in the Bunge Fund (subject to certain limits) which holds Bunge Limited common shares, as well as, short-term investments. Bunge Limited is the parent company of the sponsoring Company. The Bunge Fund held 168,558 and 186,339 of Bunge Limited common shares at December 31, 2013 and 2012, respectively of which 160,149 and 177,615 shares were allocated to the Plan at December 31, 2013 and 2012, respectively. During 2013 and 2012, the Plan recorded dividend income of $192,962 and $191,022, respectively, and net appreciation in fair value of $1,571,916 and $2,866,193, respectively, from Bunge Limited common shares.

8.                    INVESTMENTS

The Plan’s interest in the investments of the Trust that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012

Vanguard Prime Money Market Fund	$20,141,183	$21,328,475
T. Rowe Price New America Growth Fund	29,778,696	22,735,413
Fidelity Total Bond Fund (1)	15,675,642	19,050,712
T. Rowe Price Value Fund	19,475,878	14,431,785
Vanguard Institutional Index Fund — Institutional Shares	30,771,153	23,480,476
Interest in Bunge Limited common shares (1)	13,149,848	12,910,861

(1) Represents party-in-interest.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

During the years ended December 31, 2013 and 2012, the Plan’s underlying interest in the Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Net appreciation (depreciation) in fair value of investments:
Mutual funds:
Bond	$(1,514,075)	$124,300
International	2,231,564	1,642,172
Large Cap	16,423,146	7,825,862
Mid Cap	2,901,497	1,279,323
Small Cap	3,027,426	665,543
Specialty	(48,824)	228,264
Blends	3,400,484	2,182,758
Other	174,601	179,366
Interest in Bunge Limited common shares	1,571,916	2,866,193
Common stock	141,668	57,487
Dividend income	9,147,907	3,941,404
Interest income	17,511	29,738

Net appreciation of Plan interest in Bunge Defined Contribution Plans Master Trust	$37,474,821	$21,022,410

9.                    INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST

The Plan’s investment assets are held in the Trust which was established for the investment of the combined assets of the Plan and other defined contribution plans sponsored by the Company. Each participating plan has an undivided interest in the Trust. The assets of the Trust are held, managed, and administered by the trustee pursuant to the terms of the Bunge Defined Contribution Plans Master Trust. Investment income and administrative expenses relating to the Trust are allocated to the individual participants in the plans based upon individual participant activity.

The Trust is required to maintain separate accounts reflecting the equitable share of each participating plan in the Trust. The Plan’s equitable share of the Trust cannot be used for the payments of expenses or benefits allocable to any other participating plan.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The investments of the Trust at December 31, 2013 and 2012 are summarized as follows

	2013	2012

Cash	$2,894,499	$2,467,216

Investments – at fair value:
Mutual funds:
Bond	20,296,166	25,380,084
International	13,214,633	10,419,267
Large Cap	84,902,230	64,334,390
Mid Cap	15,184,172	10,909,354
Small Cap	12,461,020	7,711,431
Specialty	2,469,593	2,575,088
Short Term	21,728,484	23,166,895
Blends	41,004,463	31,125,027
Other	865,655	520,362
Interest in Bunge Limited common shares	13,840,297	13,544,982
Common stock	2,232,150	1,775,783

Total investment at fair value	228,198,863	191,462,663

Total	$231,093,362	$193,929,879

The Plan’s interest in the net assets of the Trust was approximately 94.4% and 95% at December 31, 2013 and 2012, respectively.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The net investment earnings (losses) of the Trust for the years ended December 31, 2013 and 2012 are summarized below:

	2013	2012

Net investment earnings (losses) in fair value of investments:
Mutual funds:
Bond	($1,561,453)	$126,361
International	2,356,903	1,735,241
Large Cap	17,404,093	8,302,731
Mid Cap	3,016,856	1,326,706
Small Cap	3,098,583	686,124
Specialty	(49,009)	231,123
Blends	3,638,399	2,358,313
Other	185,223	190,096
Interest in Bunge Limited common shares	1,651,529	3,002,804
Common stock	171,870	47,550
Dividend income	9,702,336	4,120,785
Interest income	18,146	31,436

Net investment earnings in Bunge Defined Contribution Plans Master Trust	$39,633,476	$22,159,270

10.            FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements.

The various inputs that may be used to determine the value of the Plan’s and Trust’s investments are summarized in three broad levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 — Quoted prices (unadjusted) in active markets for identical securities.

Level 2 — Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 — Significant unobservable inputs (including the fund’s own assumptions used to determine the fair value of investments).

Interest in Bunge Limited common shares represents participant investments in the Bunge Fund and is valued based upon unitized value of the quoted market price of the underlying Bunge Limited common shares.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following tables set forth by level within the fair value hierarchy a summary of the Trust’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Trust on the basis of the nature and risk of the Trust’s investment. The tables do not include the Trust’s cash of $2,894,499 and $2,467,216, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2013, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$20,296,166	$-	$-	$20,296,166
International	13,214,633	-	-	13,214,633
Large Cap	84,902,230	-	-	84,902,230
Mid Cap	15,184,172	-	-	15,184,172
Small Cap	12,461,020	-	-	12,461,020
Specialty	2,469,593	-	-	2,469,593
Short Term	21,728,484	-	-	21,728,484
Blends	41,004,463	-	-	41,004,463
Other	865,655	-	-	865,655
Interest in Bunge Limited common shares	-	13,840,297	-	13,840,297
Common stock	2,232,150	-	-	2,232,150

Total	$214,358,566	$13,840,297	$-	$228,198,863

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$25,380,084	$-	$-	$25,380,084
International	10,419,267	-	-	10,419,267
Large Cap	64,334,390	-	-	64,334,390
Mid Cap	10,909,354	-	-	10,909,354
Small Cap	7,711,431	-	-	7,711,431
Specialty	2,575,088	-	-	2,575,088
Short Term	23,166,895	-	-	23,166,895
Blends	31,125,027	-	-	31,125,027
Other	520,362	-	-	520,362
Interest in Bunge Limited common shares	-	13,544,982	-	13,544,982
Common stock	1,775,783	-	-	1,775,783

Total	$177,917,681	$13,544,982	$-	$191,462,663

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s underlying investments included in its interest in the Trust measured at fair value on a recurring basis at December 31, 2013 and 2012. Additionally, in accordance with ASC 820, the tables include the major categorization for debt and equity securities held by the Plan on the basis of the nature and risk of the Trust’s investment. The tables do not include the Plan’s cash of $2,794,186 and $2,397,696, respectively, in accordance with the disclosure requirements of ASC 820.

	Fair Value Measurements at December 31, 2013, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$19,517,361	$-	$-	$19,517,361
International	12,514,283	-	-	12,514,283
Large Cap	80,025,727	-	-	80,025,727
Mid Cap	14,663,056	-	-	14,663,056
Small Cap	12,134,486	-	-	12,134,486
Specialty	2,447,351	-	-	2,447,351
Short Term	20,187,227	-	-	20,187,227
Blends	37,811,440	-	-	37,811,440
Other	790,667	-	-	790,667
Interest in Bunge Limited common shares	-	13,149,848	-	13,149,848
Common stock	2,112,120	-	-	2,112,120

Total	$202,203,718	$13,149,848	$-	$215,353,566

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	Fair Value Measurements at December 31, 2012, Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Bond	$24,616,039	$-	$-	$24,616,039
International	9,837,986	-	-	9,837,986
Large Cap	60,647,674	-	-	60,647,674
Mid Cap	10,504,656	-	-	10,504,656
Small Cap	7,529,013	-	-	7,529,013
Specialty	2,548,250	-	-	2,548,250
Short Term	21,374,704	-	-	21,374,704
Blends	29,095,763	-	-	29,095,763
Other	467,251	-	-	467,251
Interest in Bunge Limited common shares	-	12,910,861	-	12,910,861
Common stock	1,689,515	-	-	1,689,515

Total	$168,310,851	$12,910,861	$-	$181,221,712

11.            PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may from time-to-time result in plan payables or receivables in the respective plans.

SUPPLEMENTAL SCHEDULE

BUNGE RETIREMENT SAVINGS PLAN

EIN 13-4977260           Plan Number 334

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2013

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost **	e)	Current Value
		INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST
		INTEREST IN INTEREST BEARING CASH						$2,794,186
		INTEREST IN MUTUAL FUNDS:
		American Century Investments Heritage Fund – Investor Class		210,991.559				5,376,065
*		Fidelity Freedom Income		58,955.755				692,141
*		Fidelity Freedom 2000		12,595.655				156,564
*		Fidelity Freedom 2005		6,793.597				80,504
*		Fidelity Freedom 2010		61,481.438				941,281
*		Fidelity Freedom 2015		307,042.200				3,914,788
*		Fidelity Freedom 2020		578,898.539				9,036,606
*		Fidelity Freedom 2025		525,139.525				6,994,858
*		Fidelity Freedom 2030		307,047.209				5,004,870
*		Fidelity Freedom 2035		245,675.432				3,311,705
*		Fidelity Freedom 2040		290,185.499				2,762,566
*		Fidelity Freedom 2045		239,073.464				2,622,636
*		Fidelity Freedom 2050		184,400.020				2,033,932
*		Fidelity Freedom 2055		22,307.420				258,989
*		Fidelity International Discovery Fund		266,741.374				10,803,026
*		Fidelity Spartan International Index Fund - Advantage Class		42,076.648				1,711,257
*		Fidelity Total Bond Fund		1,501,498.301				15,675,642
		T. Rowe Price New America Growth Fund		674,183.734				29,778,696
		T. Rowe Price New Horizons Fund		120,622.522				5,581,204
		T. Rowe Price Value Fund		576,721.280				19,475,878
		Vanguard Institutional Index Fund - Institutional Shares		181,776.660				30,771,153
		Vanguard Long-Term Bond Index Fund – Institutional Shares		290,273.161				3,602,290
		Vanguard Mid-Cap Index Fund - Institutional Shares		308,743.056				9,286,991
		Vanguard Small-Cap Index Fund - Institutional Shares		124,327.112				6,553,282
		Vanguard Prime Money Market Fund		20,141,183.080				20,141,183
		Vanguard REIT Index Fund – Signal Shares		100,096.164				2,447,351
		BrokerageLink Account - Mutual Funds						790,667
		BrokerageLink Account - Bonds						239,429
		BrokerageLink Account - Short Term						46,044

		Total interest in mutual funds						200,091,598

(Continued)

BUNGE RETIREMENT SAVINGS PLAN

EIN 13-4977260           Plan Number 334

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

AS OF DECEMBER 31, 2013

a)	b)	Identity of issue, Borrower, lessor, or similar party	c)	Number of shares/units	d)	Cost**	e)	Current Value
		INTEREST IN COMMON STOCK:
*		Interest in Bunge Limited common shares						13,149,848
		BrokerageLink Account - Common Stock						2,112,120

		Total interest in common stocks						15,261,968
		TOTAL INTEREST IN BUNGE DEFINED CONTRIBUTION PLANS MASTER TRUST						218,147,752

*		NOTES RECEIVABLE FROM PARTICIPANTS:		Loan Fund, rates from 3.75% to 8.66%, maturities through June 2043				3,601,123

		Total investments						$221,748,875

*		Party-in-interest
**		Cost information is not required for participant-directed investments.

See accompanying report of independent registered public accounting firm.	(Concluded)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 26, 2014	By:	/s/Geralyn F. Hayes

Geralyn F. Hayes
Plan Administrator